9025 N. Lindbergh Drive | Peoria, IL 61615
Phone: 309-692-1000 | Fax: 309-692-1068 | www.rlicorp.com

February 6, 2013

United States Securities and Exchange Commission

Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Division of Corporate Finance

100 F Street NE

Washington, D.C.  20549

Re:                             RLI Corp.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 28, 2012

File Number: 001-09463

Dear Mr. Rosenberg:

In response to your January 25, 2013 correspondence which contained supplemental questions to RLI Corp.’s January 9, 2013 correspondence, RLI offers the following in response to your inquiries.

1.              Please refer to prior comment one (denoted as comment 3 in your response). As originally requested, please provide us proposed disclosure to be included in future periodic filings that quantifies the amount of our consolidated retained earnings that is restricted or free of restriction for payment of dividends to RLI Corp.’s stockholders. Refer to Rule 4-08(e)(1) of Regulation S-X.

Following is our proposed disclosure: “At the holding company (RLI Corp.) level, we rely largely on dividends from our insurance company subsidiaries to meet our obligations for paying principal and interest on outstanding debt, corporate expenses, and dividends to RLI Corp. shareholders. As discussed further below, dividend payments to RLI Corp. from our principal insurance subsidiary are restricted by state insurance laws as to the amount that may be paid without prior approval of the insurance regulatory authorities of Illinois.  As a result, we may not be able to receive dividends from such subsidiary at times and in amounts necessary to pay desired dividends to RLI Corp. shareholders.   As of December 31, 2011, our holding company had $818.9 million in equity.  Of this amount, $710.2 million is related to the statutory equity of our insurance subsidiaries, which is subject to regulatory restrictions under state insurance laws. The remaining $108.7 million in holding company equity is not restricted and is comprised primarily of investments and cash, including $39.1 million in liquid assets which approximate annual holding company expenditures. Unrestricted funds at the holding company are available to fund debt interest, general corporate obligations, as well as dividend payments to our shareholders.  If necessary, the holding company also has other potential sources of liquidity that could provide for additional funding to meet corporate obligations or pay shareholder dividends, which include a revolving line of credit, as well as issuances of common stock and debt.

Ordinary dividends, which may be paid by our principal insurance subsidiary without prior regulatory approval, are subject to certain limitations based upon income, surplus, and earned surplus. The maximum ordinary dividend distribution from our principal insurance subsidiary in a rolling 12-month period is limited by Illinois law to the greater of 10 percent of RLI Ins. policyholder surplus as of December 31 of the preceding year or the net income of RLI Ins. for the 12-month period ending December 31 of the preceding year.  Ordinary dividends are further restricted by the requirement that they be paid from earned surplus.  In 2010, our principal insurance subsidiary paid ordinary dividends totaling $58.0 million to RLI Corp. Any dividend distribution in excess of the ordinary dividend limits is deemed extraordinary and requires prior approval from the Illinois Department of Insurance.  In 2012, 2011 and 2010, our principal insurance subsidiary sought and received regulatory approval prior to the payment of extraordinary dividends totaling $125.0 million, $150.0 million and $150.0 million, respectively.  As a result of these extraordinary dividends, as of December 31, 2012, 2011 and 2010, respectively, the net assets of our principal insurance subsidiary are restricted and prior approval from the Illinois Department of Insurance is required for all dividends to RLI Corp.  Because the limitations are based upon a rolling 12-month period, the presence, amount and impact of these restrictions vary over time.”

2.              Your response to prior comment one, denoted as comments 1, 3 and 4 in your response, only appears to address your principal insurance subsidiary. Item 1 of Business and Note 1a of your financial statements list several insurance subsidiaries, at least one of which appears to be writing new business. Please confirm that your disclosures relating to the principal insurance subsidiary encompass the disclosures relating to your other subsidiaries.

Response:   We offer this as a supplemental explanation to our prior response.  We believe that our disclosures of risk-based capital, dividends, and net assets (including restrictions) with respect to our principal insurance subsidiary (RLI Insurance Company) are the relevant measures to consider with respect to our insurance subsidiary disclosures.  As discussed in Note 1 (a), our four insurance companies are organized in a vertical structure beneath RLI Corp. (the public holding company).  RLI Insurance Company is the direct, first-level subsidiary of RLI Corp.  RLI Insurance Company is the parent of Mt. Hawley Insurance Company and Contractors Bonding and Insurance Company; Mt. Hawley Insurance Company is the parent of RLI Indemnity Company.  Given this structure, on a statutory basis (the insurance regulatory accounting basis) the consolidated statutory surplus of the entire insurance company group is equal to RLI Insurance Company’s stand-alone statutory surplus.  RLI Insurance Company, as the only first-level subsidiary to RLI Corp., is the sole subsidiary with the ability to pay dividends to RLI Corp. The other insurance subsidiaries cannot pay dividends directly to RLI Corp.  While other subsidiaries are subject to insurance regulatory criteria governing their ability to pay dividends to their respective parents/stockholders, those criteria are not relevant to the holding company.  Further, the insurance regulatory agencies that regulate those insurance subsidiaries have no ability to influence the actions between RLI Insurance Company and RLI Corp. (holding company) nor can they influence or restrict the ability of the holding company to pay dividends to its shareholders.

Given the above, we believe a suitable clarification on this subject would be to add a reference to Note 1 (a) that discusses the vertical organizational structure of our insurance subsidiaries.

Should you have any questions or need anything further, please do not hesitate to contact me at (309) 692-1000, extension 5866 or via email at Thomas.Brown@rlicorp.com.  In addition, you can also contact Daniel Kennedy, RLI Corp.’s General Counsel, at (309) 693-5849 or via email at Daniel. Kennedy@rlicorp.com.

Very truly yours,

/s/ Thomas L. Brown
Thomas L. Brown
Vice President & Chief Financial Officer
RLI Corp.

cc:                                Frank Wyman (SEC)

Mary Mast (SEC)

Jonathan Michael (RLI Corp.)

Daniel Kennedy (RLI Corp.)